August 26, 2009

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:                    Scot Foley

Jeffrey Riedler

Re:                            Allos Therapeutics, Inc.

Form S-3 Registration Statement

Registration File No. 333-160679

Ladies and Gentlemen:

The undersigned registrant hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (the “Filing”) to become effective at 4:30 p.m. Eastern Time on Friday, August 28, 2009 or as soon thereafter as is practicable.

The disclosure in the Registration Statement is the responsibility of Allos Therapeutics, Inc. (the “Registrant”).  In connection with this request, the undersigned Registrant hereby acknowledges that:

(i)            should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

(ii)           the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the undersigned Registrant from its full responsibility for the adequacy and the accuracy of the disclosure in the Filing; and

(iii)          the undersigned Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Brent Fassett of Cooley Godward Kronish LLP at (720) 566-4025 to provide notice of the effectiveness of the Registration Statement or if you have any questions regarding this matter.

Very truly yours,

ALLOS THERAPEUTICS, INC.

By:	/s/ Marc H. Graboyes
Marc H. Graboyes
Senior Vice President, General Counsel

cc:	Brent D. Fassett, Esq., Cooley Godward Kronish LLP